UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Cantel Medical Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-31337	22-1760285
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Clove Road, Little Falls, New Jersey	07424
(Address of principal executive offices)	(Zip Code)

Jeffrey Z. Mann

Senior Vice President, General Counsel and Secretary

(973) 890-7220

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Cantel Medical Corp., along with its subsidiaries, (collectively, “Cantel,” “us,” “we,” “our” and the “Company”) is a leading provider of infection prevention products and services in the healthcare market, specializing in the following reportable segments:

•	Medical: designs, develops, manufactures, sells and installs a comprehensive offering of products and services comprising a complete circle of infection prevention solutions. Our products include endoscope reprocessing and endoscopy procedure products.

•	Life Sciences: designs, develops, manufactures, sells and installs water purification systems for medical and other bacteria controlled applications. We also provide filtration/separation and disinfectant technologies to the medical and life science markets through a worldwide distributor network.

•	Dental: designs, manufactures, sells, supplies and distributes a broad selection of products used by the global dental profession, comprising a complete circle of protection. Our products include hand and powered dental instruments, infection control products, personal protective equipment (PPE) and water quality products for the dental suite.

•	Dialysis: designs, develops, manufactures, sells and services reprocessing systems and sterilants for dialyzers (a device serving as an artificial kidney), as well as dialysate concentrates and supplies utilized for renal dialysis.

Conflict Minerals Disclosure

As required by Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Rule”) for the reporting period January 1, 2020 to December 31, 2020 (the “Reporting Period”), a Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD (the “Conflict Minerals Report”) and is also publicly available on our website at www.cantelmedical.com/conflict-minerals-disclosure-20. The information contained on our website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

The Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which the Securities and Exchange Commission (the “SEC”) has currently limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). The covered countries for the purposes of the Rule are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”).

Our Conflict Minerals Policy (the “Policy”) is made available to all of our direct suppliers on an ongoing basis and posted on our website at www.cantelmedical.com/conflict-minerals-policy. The Policy may be summarized as follows:

(i)	We will evaluate our relationships with our suppliers on an ongoing basis regarding compliance with the Policy;

(ii)	We expect that our suppliers will (a) source their materials from socially responsible suppliers, (b) assist us in our compliance with the SEC rules relating to Conflict Minerals and provide us with all necessary representations, declarations or certifications in furtherance of such compliance, (c) undertake reasonable due diligence within their supply chains to determine the source and chain of custody of their Conflict Minerals, including developing policies and systems preventing the use of Conflict Minerals or derivative sources from mines that directly or indirectly finance armed groups through mining in the Covered Countries and (d) pass these requirements along to their suppliers through the supply chain and require them to do the same;

(iii)	We reserve the right to perform follow-up due diligence, including to request additional documentation or information from our suppliers regarding the aforementioned information requests; and

(iv)	We will review and evaluate our ongoing relationship with suppliers that do not comply with our requirements as expressed in the Policy.

Internal Product Review

The Company reviewed the products that it manufactured either internally or pursuant to arrangements with third-party manufacturers during the Reporting Period (the “Product Review”). This year, the Product Review included Hu-Friedy Mfg. Co., LLC and its subsidiaries, which the Company acquired in October 2019. The objective of the Product Review was to identify finished goods that (i) the Company manufactures or contracts to manufacture and (ii) may contain one or more Conflict Minerals.

The Product Review was overseen by the Company’s compliance department and consisted of information solicited from and provided by representatives from departments across the Company. The Company’s Chief Compliance Officer, with oversight from the Company’s Board of Directors, was responsible for reviewing the Company’s obligations and processes under the Rule.

Based on the Product Review, we have determined that each of our reportable segments manufactures, or contracts to manufacture, at least one product that contains materials and components that incorporate Conflict Minerals (the “Covered Products”), and that Conflict Minerals are necessary to the functionality or production of the Covered Products. For a further discussion of our products, see our Annual Report on Form 10-K for the year ended July 31, 2020. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

Reasonable Country of Origin Inquiry

Based upon our determination that the Rule applies to the Covered Products, we undertook a good-faith reasonable country of origin inquiry (the “RCOI”) designed to determine whether any of the Conflict Minerals included in the Covered Products (i) originated in the Covered Countries or (ii) were from recycled or scrap sources, as defined by the SEC. We do not source Conflict Minerals directly from mines, smelters or refiners and rely on third-party suppliers to provide us with the materials and components used in the Covered Products. As such, the primary elements of our RCOI included (i) identification of suppliers, (ii) supplier data collection and (iii) an assessment of supplier data to determine whether further due diligence was required.

Our supply chains are complex and there may be several third parties between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. Once all relevant suppliers were identified, our RCOI for supplier data collection primarily consisted of distribution and collection of a Conflict Minerals Reporting Template and other requests for information from the Company’s immediate suppliers regarding said supplier’s materials and components that are incorporated into the Covered Products, the presence of any Conflict Minerals contained therein and, as applicable, the country of origin of any such Conflict Minerals or whether such Conflict Minerals were from recycled or scrap sources.

Results of Reasonable Country of Origin Inquiry

Pursuant to the Rule, if, following a good-faith RCOI, a company knows, or has reason to believe, that any of the necessary Conflict Minerals in its supply chain may have originated from the Covered Countries and may not be from recycled or scrap sources, then the company must exercise due diligence on the source and chain of custody of such Conflict Minerals and file a report describing its due diligence measures. The Company has determined that the responses obtained in the RCOI process were insufficient to form the basis for a reasonable determination as to the specific origin of all of the Conflict Minerals used in the manufacturing process for the Covered Products. Accordingly, the Company has exercised due diligence on the source and chain of custody of Conflict Minerals contained in the Covered Products. The results of these due diligence efforts are described in the attached Conflict Minerals Report.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD. The Conflict Minerals Report also is publicly available on our Company website at www.cantelmedical.com/conflict-minerals-disclosure-20.

Section 2 — Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description

1.01	Conflict Minerals Report for the period January 1 to December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cantel Medical Corp.
(Registrant)

By:	/s/ Jeffrey Z. Mann	May 28, 2021
Jeffrey Z. Mann		(Date)
Senior Vice President, General Counsel and Secretary
(Signature and Title)